Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	March 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.	$158,177	$189,763
Restricted cash	20,099	12,910
Accounts receivable, net	18,176	27,364
Capitalized voyage expenses (Note 1)	533	—
Due from related companies (Note 2)	14,883	14,210
Advances and other	20,097	19,061
Vessels held for sale (Note 3)	17,500	17,500
Inventories	18,622	16,293
Prepaid insurance and other	1,427	1,577
Current portion of financial instruments-Fair value (Notes 6, 11)	4,533	5,715

Total current assets	274,047	304,393

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	1,055	1,430
LONG TERM RECEIVABLE (Note 3)	13,000	13,000
FIXED ASSETS (Note 3)
Advances for vessels under construction	1,650	1,650
Vessels	3,954,039	3,953,599
Accumulated depreciation	(958,927)	(925,195)

Vessels’ Net Book Value	2,995,112	3,028,404

Total fixed assets	2,996,762	3,030,054

DEFERRED CHARGES, net (Note 4)	30,330	23,759

Total assets	$3,316,194	$3,373,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$303,745	$225,883
Payables	50,848	46,916
Due to related companies (Note 2)	8,032	7,442
Dividends payable	4,337	—
Accrued liabilities	50,008	43,693
Unearned revenue	6,458	13,611
Current portion of financial instruments - Fair value (Note 6, 11)	853	1,378

Total current liabilities	424,281	338,923

LONG-TERM DEBT, net of current portion (Note 5)	1,406,803	1,525,986
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 6, 11)	2,411	589
STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,424,803 Series D Preferred Shares issued, and 4,600,000 Series E Preferred Shares issued and outstanding at March 31, 2018 and December 31, 2017.	12,025	12,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at March 31, 2018 and December 31, 2017; 87,338,652 shares issued at March 31, 2018 and December 31, 2017 and 86,401,434 and 86,319,583 shares outstanding at March 31, 2018 and December 31, 2017, respectively.	87,339	87,339
Additional paid-in capital	857,954	857,998
Cost of treasury stock	(5,279)	(5,736)
Accumulated other comprehensive loss	(6,327)	(5,305)
Retained earnings	523,557	547,937

Total Tsakos Energy Navigation Limited stockholders’ equity	1,469,269	1,494,258
Noncontrolling Interest	13,430	13,880

Total stockholders’ equity	1,482,699	1,508,138

Total liabilities and stockholders’ equity	$3,316,194	$3,373,636

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended March 31,
	2018	2017
VOYAGE REVENUES:	$125,725	$138,242
EXPENSES:
Voyage expenses	27,276	30,083
Charter hire expense	2,678	—
Vessel operating expenses	47,535	40,011
Depreciation and amortization of deferred dry-docking costs	35,811	32,291
General and administrative expenses	6,831	6,110

Total expenses	120,131	108,495

Operating income	5,594	29,747

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(17,945)	(11,864)
Interest income	321	118
Other, net	(335)	(145)

Total other expenses, net	(17,959)	(11,891)

Net (loss) income	(12,365)	17,856
Less: Net loss (income) attributable to the noncontrolling interest	450	(377)

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(11,915)	$17,479

Effect of preferred dividends	(6,642)	(3,969)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(18,557)	13,510
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.21)	$0.16

Weighted average number of shares, basic and diluted	86,324,241	83,966,533

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2018	2017
Net (loss) income	$(12,365)	$17,856
Other comprehensive (loss) income
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net (Note 8)	(1,022)	(3,071)

Comprehensive (loss) income	(13,387)	14,785

Less: comprehensive loss (income) attributable to the noncontrolling interest	450	(377)

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(12,937)	$14,408

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE, January 1, 2017	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						17,479		17,479	377	17,856
- Sale of Series D preferred shares	25		508					533		533
-Sale of common shares			(296)	(550,000)	3,060	(527)		2,237		2,237
- Common dividends declared ($0.05 per share)						(4,214)		(4,214)		(4,214)
- Dividends paid on Series B preferred shares						(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares						(1,109)		(1,109)		(1,109)
- Dividends paid on Series D preferred shares						(1,866)		(1,866)		(1,866)
- Other comprehensive loss							(3,071)	(3,071)		(3,071)

BALANCE, March 31, 2017	$7,425	$87,339	$752,213	3,067,786	$(17,113)	$591,652	$(7,384)	$1,414,132	$12,684	$1,426,816

BALANCE, January 1, 2018	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net loss						(11,915)		(11,915)	(450)	(12,365)
-Sale of common shares			(44)	(81,851)	457	(176)		237		237
- Common dividends declared ($0.05 per share)						(4,337)		(4,337)		(4,337)
- Dividends paid on Series B preferred shares						(1,000)		(1,000)		(1,000)
- Dividends paid on Series C preferred shares						(1,109)		(1,109)		(1,109)
- Dividends paid on Series D preferred shares						(1,873)		(1,873)		(1,873)
- Dividends paid on Series E preferred shares						(2,659)		(2,659)		(2,659)
- Other comprehensive loss							(1,022)	(1,022)		(1,022)

BALANCE March 31, 2018	$12,025	$87,339	$857,954	937,218	$(5,279)	$523,557	$(6,327)	$1,469,269	$13,430	$1,482,699

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	Three months ended March 31,
	2018	2017
Cash Flows from Operating Activities:
Net (loss) income	$(12,365)	$17,856

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,779	30,634
Amortization of deferred dry-docking costs	2,032	1,657
Amortization of loan fees	813	710
Change in fair value of derivative instruments	1,787	1,294
Payments for dry-docking	(8,604)	(2,047)
(Increase) Decrease in:
Receivables, net	5,530	(6,188)
Inventories	(2,329)	(679)
Prepaid insurance and other	150	104
Capitalized voyage expenses	(533)	—
Increase (Decrease) in:
Payables	5,160	2,391
Accrued liabilities	6,315	5,816
Unearned revenue	(7,153)	2,906

Net Cash provided by Operating Activities	24,582	54,454

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	—	(2,588)
Vessel acquisitions and/or improvements	(441)	(144,049)

Net Cash used in Investing Activities	(441)	(146,637)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	100,204
Financing costs	(261)	(407)
Payments of long-term debt	(41,873)	(44,042)
Sale of treasury stock, net	237	2,237
Proceeds from preferred stock issuance, net	—	533
Cash dividends	(6,641)	(3,975)

Net Cash (used in) provided by Financing Activities	(48,538)	54,550

Net decrease in cash and cash equivalents and restricted cash	(24,397)	(37,633)
Cash and cash equivalents and restricted cash at beginning of period	202,673	197,773

Cash and cash equivalents and restricted cash at end of period	$178,276	$160,140

Reconciliation of cash, cash equivalents and restricted cash:

Current Assets:

Cash and cash equivalents	158,177	146,211

Restricted Cash	20,099	13,929

Total Cash and cash equivalents and restricted cash	178,276	160,140

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2018 AND 2017

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

The consolidated balance sheet as of December 31, 2017 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report, on Form 20-F for the year ended December 31, 2017. There have been no material changes to these policies in the three-month period ended March 31, 2018, except for as discussed below:

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash and cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. On January 1, 2018, the Company adopted the aforementioned ASU. The only effect the adoption of ASU No. 2016-18 had is the presentation of the restricted cash on the statement of cash flows. More precisely, the line item “Increase in restricted cash” was removed from the financing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. Comparative period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No. 2016-18. In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses certain cash flow issues with the objective of reducing the existing diversity in practice: ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU with no impact on its condensed consolidated financial statements and notes disclosures.

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the amount of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduce ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

Revenue from Contracts with Customers: In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for public business entities from annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).

Regarding the incremental costs of obtaining a contract with a customer and contract’s fulfilling costs, they should be capitalized and been amortized over the voyage duration, if certain criteria are met – for incremental costs if only they are chargeable to the customer and for contract’s fulfilling costs if each of the following criteria is met: (i) they relate directly to the contract, (ii) they generate or enhance entity’s resources that shall be used in performance obligation satisfaction and (iii) are expected to be recovered. Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 “Other assets and deferred costs”, not to capitalize them in cases of amortization period (voyage period) is less than one year.

On January 1, 2018, the Company adopted the aforementioned ASU using the modified retrospective method. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the loading-to-discharge method the commencement date of each voyage charter shall be deemed to be upon the loading of the current cargo, decreasing the period of time for recognizing revenue for voyages. With respect to the recognition of voyage charters related costs, taking into consideration the aforementioned practical expedient, the related incremental costs (i.e. commissions) continue to be expensed as incurred but over the new duration of each voyage, on the basis that the Company’s voyage charters do not exceed one year. Additionally, the Company has identified that the contract fulfillment costs of spot market voyage charters consist primarily of the fuel consumption that is incurred by the Company from the latter of the end of the previous vessel employment and the contract date until the arrival at the loading port. The fuel consumption during this period meet the capitalization criteria and are deferred and amortized ratably over the total transit time of the voyage from arrival at the loading port until the vessel departs from the discharge port and expensed as part of Voyage Expenses. Capitalized voyage costs are included in the consolidated balance sheet under Current Assets. Regarding time charter and profit sharing contracts, no material changes related to Company’s accounting policies were identified. The Company adopted ASU 2014-09 during the first quarter of 2018 using the modified retrospective transition method applied to those spot market voyage charter contracts which were not completed as of January 1, 2018. Upon adoption, the Company recognized the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods were not adjusted retrospectively.

The following table illustrates the impact of the adoption of the new revenue recognition guidance on the Consolidated Statement of Comprehensive Loss:

	For the Three Months ended March 31, 2018
	As reported $	Balance without adoption of New Revenue Standard $	Effect of Change $
Voyage Revenues	125,725	125,133	592
Voyage expenses	27,276	27,171	105
Net loss	(18,557)	(19,044)	487
Net loss per share, basic and diluted	(0.21)	(0.22)	0.01

The following table illustrates the impact of the adoption of the new revenue recognition guidance on the Consolidated Statement of Cash Flows:

	For the Three Months ended March 31, 2018
	As reported $	Balance without adoption of New Revenue Standard $	Effect of Change $
Cash Flows from Operating Activities:	24,582	24,095	487
Adjustments to reconcile net loss to net cash provided by operating activities:
Decrease in Receivables, net	5,530	6,122	(592)
Increase in Capitalized voyage expenses	(533)	—	(533)

The following table illustrates the cumulative effect of the adoption of the new revenue recognition guidance on the opening Consolidated Balance Sheet:

	Balance as at December 31, 2017 $	New Revenue Standard Adjustment $	Balance as at January 1, 2018 $
Assets:
Current Assets:
Accounts receivable, net	27,364	(1,949)	25,415
Capitalized voyage expenses	—	638	638
Liabilities and Stockholders’ Equity:
Current Liabilities:
Stockholders’ Equity:
Retained earnings	547,937	(1,311)	546,626

Business combinations – Definition of a business: In January 2017, the FASB issued ASU No. 2017-01 – Business Combinations (Topic 805) – Clarifying the Definition of a Business which addresses business combination issues with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted the aforementioned ASU with no impact on its condensed consolidated financial statements and notes disclosures.

Leases: In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an exposure draft in early 2018 that made further amendments to accounting for leases. The Company currently intends to adopt ASU 2016-02 on January 1, 2019, when a final ASU is issued related to this exposure draft using a transition approach whereby a cumulative effect adjustment will be made as of the effective date, with no retrospective effect. The quarter in which the Company adopts ASU 2016-02 and the estimated impact from adoption contained below are based upon the expectation that FASB will issue an additional ASU that will allow adoption of ASU 2016-02, with retrospective effect to January 1, 2018. The adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. The Company is currently evaluating the effect of the standard on its condensed consolidated financial statements and related disclosures.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended March 31,
	2018	2017
Tsakos Shipping and Trading S.A. (commissions)	1,542	1,730
Tsakos Energy Management Limited (management fees)	5,064	4,635
Tsakos Columbia Shipmanagement S.A. (special charges)	439	460
Argosy Insurance Company Limited (insurance premiums)	2,584	2,378
AirMania Travel S.A. (travel services)	1,581	1,224

Total expenses with related parties	11,210	10,427

Balances due from and to related parties are as follows:

	March 31, 2018	December 31, 2017
Due from related parties
Tsakos Columbia Shipmanagement S.A.	14,883	14,210

Total due from related parties	14,883	14,210

Due to related parties
Tsakos Energy Management Limited	368	728
Tsakos Shipping and Trading S.A.	427	313
Argosy Insurance Company Limited	6,522	5,947
AirMania Travel S.A.	715	454

Total due to related parties	8,032	7,442

There is also at March 31, 2018 an amount of $96 ($125 at December 31, 2017) due to Tsakos Shipping and Trading S.A. and $75 ($68 at December 31, 2017) due to Argosy Insurance Limited, included in accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. Fees are also payable to a third-party manager for the LNG carriers and for the VLCCs Ulysses, Hercules I, Millennium, the aframax tankers Sapporo Princess and Maria Princess and the suezmax tanker Eurochampion 2004.

In addition to the Management fee, the Management agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. No such award was granted in the first quarter of 2018.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even a director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at March 31, 2018, are:

Year	Amount
April to December 2018	15,088
2019	20,100
2020	20,100
2021	20,100
2022	20,100
2023 to 2028	107,876

$203,364

Management fees for vessels are included in General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. There were no such fees during the first quarter of 2018, while fees amounting to $339 were charged during the three months ended March 31, 2017 and accounted for as part of construction costs for delivered vessels or included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first quarter of 2017 and 2016 there were no such changes. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first quarter of 2018 no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also stockholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. Under these leaseback agreements, there was a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. The Company analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in ASC 840, and determined that these agreements qualified as operating leases.

Charter hire expense

As at March 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $51,176, comprised of $8,154 (2018), $10,822 (2019), $10,852 (2020), $10,822 (2021), and $10,526 (2022). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the term of the charters.

Held for sale

At March 31, 2018, and December 31, 2017, the VLCC Millennium was classified as held for sale.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $30,330 and $23,759, at March 31, 2018 and December 31, 2017, respectively. Amortization of deferred dry-docking costs was $2,032 during the first quarter of 2018 and $1,657 during the first quarter of 2017 and is included in the depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive (loss) income.

5.	Long –Term Debt

	March 31, 2018	December 31, 2017
Facility
(a) Credit Facilities	246,168	250,104
(b) Term Bank Loans	1,475,041	1,512,978

Total	1,721,209	1,763,082
Less: Deferred finance costs, net	(10,661)	(11,213)
Total long-term debt	1,710,548	1,751,869
Less: Current portion of debt	(306,682)	(228,967)
Add: Deferred finance costs, current portion	2,937	3,084

Total long-term portion, net of current portion and deferred finance costs	1,406,803	1,525,986

(a)	Credit facilities

As at March 31, 2018, the Company had two open revolving credit facilities, both of which are reduced in semi-annual installments, and one open facility which has a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between October 2018 and April 2019. At March 31, 2018, there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At March 31, 2018, interest on these facilities ranged from 2.44% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at March 31, 2018 amounted to $1,475,041. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between September 2018 and January 2027. Interest rates on the outstanding loans as at March 31, 2018 are based on LIBOR plus a spread. At March 31, 2018, interest on these term bank loans ranged from 3.03% to 5.07%.

On February 15, 2018, the Company signed a new five-year loan relating to the refinancing of eleven vessels with matured debts between October 2018 and April 2019. The total amount of the loan amounts to $162,575 and was drawn on April 3, 2018. The new loan is repayable in ten semi-annual installments of $11,561, commencing six months after the drawdown date, plus a balloon of $46,965 payable together with the last installment. On April 4, 2018, the Company prepaid $181,168 relating to the outstanding debt on the above eleven vessels.

On April 27, 2018, the Company signed a supplemental agreement on the loan agreement dated January 31, 2012 for $12,475 top-up tranche to the existing loan for the early refinancing of the shuttle tanker Rio 2016.The top-up was drawn down on April 30, 2018 and is repayable in twelve equal semi-annual installments of $3,203, plus a balloon payment of $38,438 payable together with the last installment.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended March 31, 2018	3.76%
Three months ended March 31, 2017	3.20%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

Certain loan agreements include undertakings requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, covenants require the Company to maintain a minimum liquidity, not legally restricted, of $111,651 at March 31, 2018 and $113,427 at December 31, 2017, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Four loan agreements require the Company to maintain throughout the security period an aggregate credit balance in a deposit account of $4,250. Four loan agreements require a monthly pro rata transfer to retention account of any principal due, but unpaid.

As at March 31, 2018, the Company and its wholly owned subsidiaries had thirty-two loan agreements, totaling $1,721,209. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $2,135 has been reclassified within current liabilities at March 31, 2018.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of March 31, 2018, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $173,270 and $50,524 at December 31, 2017.

The annual principal payments required to be made after March 31, 2018, are as follows:

Period/Year	Amount
April to December 2018	186,621
2019	257,596
2020	258,678
2021	276,239
2022	215,070
2023 and thereafter	527,005

1,721,209

6.	Interest and Finance Costs, net

	Three months ended March 31, 2018	Three months ended March 31, 2017
Interest expense	16,721	14,103
Less: Interest capitalized	—	(264)

Interest expense, net	16,721	13,839
Swaps termination cash settlements	—	(3,685)
Bunkers swap cash settlements	(1,411)	(360)
Amortization of loan fees	813	710
Bank charges	—	24
Change in fair value of non-hedging financial instruments	1,822	1,336

Net total	17,945	11,864

At March 31, 2018, the Company was committed to nine floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $436,007 maturing from May 2018 through October 2027, on which it pays fixed rates averaging 2.87% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At March 31, 2018, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair value of such financial instruments as at March 31, 2018 and December 31, 2017 in aggregate amounted to $2,999 (negative) and $1,967 (negative), respectively. The estimated net amount of cash flow hedge losses at March 31, 2018 that is estimated to be reclassified into earnings within the next twelve months is $343.

At March 31, 2018 and December 31, 2017, the Company held one call option agreement to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of the financial instrument as at March 31, 2018 and December 31, 2017 was $118 (positive) and $149 (positive), respectively. The changes in the fair value amounting to $31 (positive) has been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. In the first quarter of 2017, the Company entered into the call option agreement and paid a premium of $118.

At March 31, 2018 and December 31, 2017, the Company held seven bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of these financial instruments as at March 31, 2018 and December 31, 2017 was $2,620 (positive) and $3,763 (positive), respectively. The changes in their fair values amounting to $1,143 (negative) have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

At March 31, 2018 and December 31, 2017, the Company held three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of March 31, 2018 and December 31, 2017 were $2,554 (positive) and $3,264 (positive), respectively. The changes in their fair values amounting to $710 (negative) have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

7.	Stockholders’ Equity

On March 12, 2018, the Company declared a dividend of $0.05 per common share payable on May 10, 2018 to stockholders of record as of May 3, 2018. On March 17, 2017, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share of common stock outstanding to be paid on April 28, 2017 to stockholders of record as of April 25, 2017.

During the quarter-ended March 31, 2018, the Company sold 81,851 common shares from its treasury stock for net proceeds of $237. During the quarter-ended March 31, 2017, the Company sold 550,000 common shares from its treasury stock for net proceeds of $2,237 and further 24,803 of its 8.75% Series D Preferred Shares for net proceeds of $533.

On January 30, 2018, the Company paid dividends of $0.50 per share, $1,000 in total, for its 8.00% Series B Preferred Shares and $0.55469 per share, $1,109 in total, on its 8.875% Series C Preferred Shares. On January 30, 2017, the Company paid dividends of $0.50 per share, $1,000 in total, for its 8.00% Series B Preferred Shares and $0.55469 per share, $1,109 in total, on its 8.875% Series C Preferred Shares.

On February 28, 2018, the Company paid dividends of $0.54687 per share, $1,873 in total, for its 8.75% Series D Preferred Shares. On February 28, 2017, the Company paid dividends of $0.54687 per share, $1,866 in total, for its 8.75% Series D Preferred Shares.

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. On February 28, 2018, the Company paid dividends of $0.57812 per share each or $2,659 in total, on its Series E Preferred Shares.

8.	Accumulated other comprehensive (loss) income

In the first quarter of 2018 and 2017, accumulated other comprehensive (loss) income increased with unrealized losses of $1,022 and $3,071 respectively, which resulted from changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended March 31, 2018	Three months ended March 31, 2017
Numerator:

Net (loss) income attributable to Tsakos Energy Navigation Limited	(11,915)	17,479
Preferred share dividends Series B	(1,000)	(1,000)
Preferred share dividends Series C	(1,109)	(1,109)
Preferred share dividends Series D	(1,873)	(1,859)
Preferred share dividends Series E	(2,659)	—

Net (loss) income attributable to common stockholders	(18,557)	13,510

Denominator:

Weighted average common shares outstanding	86,324,241	83,966,533

Basic and diluted (loss) earnings per common share	$(0.21)	$0.16

10.	Commitments and Contingencies

At March 31, 2018, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at March 31, 2018, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
April 1 to December 31, 2018	214,029
2019	221,450
2020	189,122
2021	153,378
2022 to 2028	354,466

Minimum future time-charter revenue	1,132,445

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be almost the same as compared to its carrying amount of $1,721. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at March 31, 2018 and December 31, 2017 are as follows:

	Carrying Amount March 31, 2018	Fair Value March 31, 2018	Carrying Amount December 31, 2017	Fair Value December 31, 2017
Financial assets/(liabilities)
Cash and cash equivalents	158,177	158,177	189,763	189,763
Restricted cash	20,099	20,099	12,910	12,910
Investments	1,000	1,000	1,000	1,000
Debt	(1,721,209)	(1,721,051)	(1,763,082)	(1,762,938)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive (loss) income or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	74	—	853	1,378
	Financial instruments – Fair value, net of current portion	191	—	2,411	589

Subtotal		265	—	3,264	1,967

		Asset Derivatives		Liability Derivatives
		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments - Fair value	4,459	5,715	—	—
	Financial instruments –Fair value, net of current portion	715	1,312	—	—
Bunker call options	Current portion of financial instruments- Fair value	—		—	—
	Financial instruments –Fair value, net of current portion	149	118	—	—

Subtotal		5,323	7,145	—	—

Total derivatives		5,588	7,145	3,264	1,967

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive (Loss) Income

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
		Amount Three months ended March 31,
Derivative		2018	2017
Interest rate swaps		(1,521)	(3,796)

Total		(1,521)	(3,796)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
		Amount Three months ended March 31,
Derivative	Location	2018	2017
Interest rate swaps	Depreciation expense	(47)	(38)
Interest rate swaps	Interest and finance costs, net	(452)	(687)

Total		(499)	(725)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of March 31, 2018 and December 31, 2017 was $6,327 and $5,305 respectively.

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Comprehensive (Loss) Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive (Loss) Income
		Amount Three months ended March 31,
Derivative	Location	2018	2017
Bunker swaps	Interest and finance costs, net	(442)	(542)
Bunker call options	Interest and finance costs, net	31	(433)

Total		(411)	(975)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of March 31, 2018 and December 31, 2017 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	March 31, 2018	December 31, 2017
Interest rate swaps	(2,999)	(1,967)
Bunker swaps	5,174	7,027
Bunker call option	149	118

	2,324	5,178

12.	Subsequent Events

(a)	On April 11, 2018, the Company sold its VLCC Millennium previously classified as Held for Sale and on the same date prepaid its loan amount of $10,158. Net proceeds from the sale were $17,520, leaving a free cash of $7,362.

(b)	On April 30, 2018, the Company paid a dividend of $0.50 per share and $0.55469 per share for its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

(c)	On May 2, 2018, the Company signed new building contracts with Daehan Shipbuilding Co for the construction of two aframax crude carriers. The first installment for both vessels amounted to $10,344 and was paid on June 15, 2018.

(d)	On May 10, 2018, the Company paid a dividend of $0.05 per common share outstanding which was declared on March 12, 2018.

(e)	On May 29, 2018, the Company paid dividends of $0.54687 per share and $0.57812 per share for its 8.75% Series D and its 9.25% Series E Preferred Shares, respectively.

(f)	In the period of March 31 to June 15, 2018, the Company has sold 935,019 common shares from its treasury stock in the second quarter of 2018 for net proceeds of $3,332.

(g)	On June 7, 2018, the Company signed a new loan for $80,000 relating to the refinancing of the shuttle tanker Brasil 2014.

(h)	On June 15, 2018, the Company declared a dividend of $0.05 per common share payable on August 8, 2018 to stockholders of record as of August 2, 2018.